

June 6, 2012

Via E-mail
Mr. Benjamin Cherniak
President
Online Disruptive Technologies, Inc.
3120 S. Durango Dr. Suite 305
Las Vegas, Nevada 89117

> **Re: Online Disruptive Technologies, Inc.**
> **Post-effective amendment No. 3 to Form S-1**
> **Filed June 1, 2012**
> **File No. 333-168698**

Dear Mr. Cherniak:

We have conducted a limited review of your post-effective amendment and have the following comments. In those comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Explanatory Note

1.   You state in the explanatory note that you are filing the post-effective amendment to deregister shares previously sold by the selling shareholders. You should not seek to de-register shares sold pursuant to the registration statement. If you are reducing the number of shares to be offered by means of the prospectus in the new filing, please so state. Although an undertaking provided in your registration statement requires you to remove from registration any securities that were registered and remain unsold at the termination of the offering, it does not permit or require de-registration of shares that were sold. Please revise your filing accordingly.

Exhibits, page 115

Exhibit 5.1

2.   We note that the new prospectus in your amendment covers 200,100 shares of common stock to be offered by the selling shareholder. Your legality opinion, however, refers to the registration of 2,000,100 shares. Please reconcile the inconsistency; for example, have counsel provide a revised opinion that refers to the shares to be offered by means of the new prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal